EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	05/04/10
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	form8-k.htm
	CHCO Form 8-K, RBC Capital Markets Presentation
EX-99.1	ex99-1.htm
	Exhibit 99.1, Slide Presentation RBC Capital Markets
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8-K	submissionpdf.pdf	
	Printable copy of CHCO Form 8-K, RBC Capital Markets Presentation	

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported)
May 4, 2010



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

On May 4, 2010, Charles R. (Skip) Hageboeck, President and CEO of City Holding Company ("the Company) delivered a presentation regarding the Company's financial performance to a group of analysts and investors at the RBC Capital Markets Financial Institutions Conference held in Boston, MA.

Copies of the slides used in the presentation will be available on the Company's web site at www.cityholding.com and are attached as Exhibit 99.1 and incorporated herein by reference.

This Report, including its exhibit, which is furnished under Section 7, Item 7.01 of Form 8-K, is not to be deemed an admission as to the materiality of any information in the Report that is required to be disclosed by Regulation FD.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>May 5, 2010</u>

City Holding Company

By: /s/ David L. Bumgarner

David L. Bumgarner
Chief Financial Officer

-2-

City Holding Company

RBC Capital Markets
May 2010

Forward Looking Statements

- This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may not continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (12) the Company may experience difficulties growing loan and deposit balances; (13) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (14) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (15) the United States government's plan to purchase large amounts of illiquid, mortgage-backed and other securities from financial institutions may not be effective and/or it may not be available to us. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

City Holding Company



- **Total Assets**   **$2.6 bil**
- **Branches**   **67**
- **FTE**   **815**
- **Market Cap**   **$560 mil**
- **Institutional Ownership**   **62%**
- **Average Daily Volume**   **$2.7 mil**

Date: April 20, 2010

City Holding Company:

- **Markets:** Operates an extremely strong retail/commercial franchise in stable markets with disciplined competition

- **Asset Quality:** Strong compared to peers and City's management has recognized and dealt with issues

- **Performance:** Has Consistently outperformed peers with respect to earnings, capital, and liquidity

- **Growth:** Growing and succeeding in slow-growth stable markets with targeted expansion into new markets

Key Markets



2nd Branch Share & 8% Deposit Share in Morgan, Berkeley & Jefferson Co. WV
$1.9 Billion
1st Branch Share & 9% Deposit Share in Huntington WV/Ashland KY MSA
$3.8 Billion
1st Branch Share & 10% Deposit Share in WV's largest market; $5.3B
1st & 27% Deposit Share
$2.0 Billion
Ohio
West Virginia
Clarksburg
Ripley
Chesapeake, OH
Milton
Huntington
Cross Lanes
Teays Valley
Montgomery
Beckley
Lewisburg
Hinton
Berkeley Springs
Martinsburg
Inwood
Charles Town
70
79
68
81
64
77
25 Gateway Road
Charleston, West Virginia 25313
(304) 769 1106
www.cityholding.com

Asset Quality: a function of culture and market

- City's Loans are 60% Retail/40% Commercial

- City's market area tends to be more stable

- Real Estate prices in City's market area have been relatively stable

- City's Past-due loan trends are stable

- City's non-performing asset levels are stronger than peers

- City has been aggressive about charging down non-performing loans

Conservative Loan Portfolio Mix

City Holding Company



- Residential Real Estate
- Home Equity
- Consumer/Other
- Commercial

Peer Group



- Residential Real Estate
- Home Equity
- Consumer/Other
- Commercial

Loan to Deposits 82.8%

As of December 31, 2009

Loan to Deposits 86.5%

Sample of 296 publicly traded banks and thrifts with assets between $1-$10 billion as of December 31, 2009

Retail Loan Facts:

- Residential RE are 1,3,5 and 10 Yr ARMs

- No Sub-prime, Interest-only, Option Adjustable

- Home Equity loans include LOCs, fixed amortizing loans, non-purchase adjustable loans

- 65% of Home Equity Loans are 1st Lien Position

- 66% of Home Equity Loans have a LTV < 80%.

- Ave Loan Balance for Residential RE is $78,000

- Ave Loan Balance for Home Equity loans is $35,000

Stable Past-Due Loans (30+ days)



Past-due loans trends are stable and reflect better economics in City's core markets

NPA's to Loans & OREO



Non-performing Assets:
1.39% of Total Loans (March 31, 2010)



Net Charge-offs

2008: Net C/O $5.8 MM
Provision $10.4 MM

Net C/O 0.33% of Average Loans vs. 0.46% for 20 Regional Peers

2009: Net C/O $10.6 MM
Provision $ 7.1 MM

Net C/O 0.59% of Average Loan


Real Estate Loans
$1.367MM
Overdraft DDA
$1.410 MM
Commercial
$3.026 MM


Real Estate Loans
$1.8MM
Overdraft DDA
$1.3MM
Commercial
$7.5MM

Greenbrier Resort Speculative Properties - 3/31/10

Original Loan Balances $ 18.2 MM

Current Loan Book Balance net of reserves $ 3.8 MM
OREO after Charge-off's $ 7.8 MM

On-Balance Sheet: $ 12.6 MM
                                                           (64% of orig loan)




Investment Portfolio at 12/31/09

	Original Cost	Other than Temporary Credit Impairment Charges (Cumm)	Unrealized Gains/ (Losses)	Carrying Value
Municipals	$ 54.5	$0	$0.7	$55.2
MBS	$280.8	$0	$8.9	$289.7
Pool Bank Trust Pfd	$ 29.6	($18.2)	($4.6)	$6.8
Single Issue Bank Trust Pfd; Bank Holding Company Pfd; Sub-debt of FI's	$107.0	($1.6)	$0	$105.4
Money Markets & Mutual Funds	$80.2	$0	$0	$80.2
Fed & FHLB Stock	$ 12.9	$0	$0	$12.9
Bank Equities	$ 10.1	($1.7)	($2.9)	$5.4

Performance: CHCO has been *consistently* among the strongest:

	2005	2006	2007	2008	2009	2009 Peers** Median
Reported ROA	2.09%	2.11%	2.03%	1.12%	1.63%	0.46% - 95th %ile
ROTE	22.3%	22.4%	21.0%	11.4%	18.0%	6.62% - 95th %ile
Tangible Common Equity/TA	9.5%	10.1%	9.7%	8.83%	9.78%	7.4% - 95th %ile
NIM	4.49%	4.56%	4.34%	4.64%	4.18%	3.76%- 90th %ile
Efficiency Ratio	46.7%	44.5%	45.9%	46.3%	50.0%	59.9% - 100th %ile
Non-Int Rev/Total Rev*	34%	34%	34%	36%	28.2%	28.1% - 100th %ile

* Non-Int Rev excludes gain on Visa IPO; Securities Losses
- ** Peer Group of 19 Regional Banks of comparable size & geography

Yet, strong bottom line results continue net of security gains& losses:



Reported EPS   Core EPS

Source: SNL (Core Earnings exclude Invest Security Gains/Losses and Non-recurring Income

CHCO faced "normalization" of provision and loss of PSL revenues from 2003-2009:



Previously Securitized Loans:

Core growth in revenues in 2003-2009 offset lower earnings from PSL balances

	2004	2005	2006	2007	2008	2009	2010 proj
Average Balances	$83.5 MM	$42.9 MM	$22.3 MM	$10.5 MM	$5.2 MM	$3.9 MM	$1.3 MM
Rate	17.4%	26.6%	42.2%	69.1%	108%	128%	219%
Gross Interest Revenue	$14.5 MM	$11.4 MM	$9.4 MM	$7.3 MM	$5.6 MM	$3.9 MM	$2.9 MM

Liabilities: Low Cost and stable deposits drives profitability



■ Equity	■ Non Interest DDA	■ Interest DDA	■ Savings
■ MMS	■ CDs	■ Jumbos	■ Customer Repos
■ FHLB	■ Other	■ Trust Preferred	

Data: December 31, 2009

CHCO's Cost of Funds Advantage:

	CHCO	Peers Ave	Advantage
CD's	3.16%	2.75%	(41 Bps)
Interest Bearing Deposits	1.95%	1.90%	(5 Bps)
Total Deposits	1.65%	1.69%	4 Bps
Interest Bearing Liabilities	1.87%	2.18%	31 Bps

Data: 2009. Peers reflect publicly traded $1 to $10 billion banks reporting these rates

Strong Deposit Franchise drives top decile Non-Interest Revenue:

City Holding Company

94th percentile



Peer Group

24%



*As of December 31, 2009. Non-interest income excludes other than temporary impairment losses and VISA IPO gain

Sample of 295 reporting publicly trade banks and thrifts with assets between $1 and $10 billion as of December 31, 2009, excluding investment gains/losses

Net Interest Margin
Strong NIM driven by solid core deposit franchise & strong NIM management



Prime-based Floors:

- Purchased $600 million during 2005-2006
- Sold late 2008
- Positions CHCO for rising rates

Notional	Prime Rate	Term Date
$100MM	8%	June 2011
$100MM	7.75%	May 2011
$100MM	6%	June 2010



Interest Rate Risk to Net Interest Margin:

CHCO is well positioned with respect to interest rate risk:

Immediate Basis Point Change in Interest Rates	Estimated Increase or Decrease in Net Income between 1-12 months
+300 Bp	+12.7%
+200 Bp	7.7%
+100 Bp	2.1%

Data: March 31, 2010

Interest Rate Risk Summary:

- CHCO is less dependent upon NII than its peers
  - Fee income in top 10% of peer group

- CHCO's NIM is strong relative to peers based upon strong core deposit franchise

- Due to Prime-based floors, CHCO's NIM is in the top decile within its peer group:
  - In 1st Q of 2010, Prime-based floors were worth 26 bp of NIM

- CHCO is positioned to benefit from economic recovery and higher interest rates:
  - An increase of 300 Bp in rates would result in an increase of 35 bp of NIM

GROWTH: CHCO is positioned to achieve "reasonable growth"

- Commercial
- Retail
- Insurance
- Trust & Investment Management

Major Competitors:

	Branches	Deposits
CHCO	67	$ 2.2 B
BBT	36	$ 3.3 B
JPM	20	$ 1.2 B
UBSI	20	$ 1.2 B
HBAN	14	$ 0.9 B
FITB	10	$ 0.4 B

Includes branches within 5 miles of City Branch
Source: SNL

- **Opportunity:** City's mix is 40% Commercial/60% Retail reflecting City's historic retail focus.

- **Opportunity:** Some competitors have stopped lending.

- **Opportunity:** City has launched a successful new cash management initiative to address depository needs of larger business customers.



Commercial Loan Growth:
Growing despite recession

Growth in 2005 excludes Classic Acquisition

Growth: Expanding Retail Distribution



City Opened 4 Wal-Marts in key markets where it had significant share:




Branch Renovations/Expansions to meet customer demand:






A Focus: Eastern Panhandle Expansion






Expansion into Bluefield WV-VA:





Bluefield WV-VA:
   County Deposits:$1.7 billion
   Branches: 50
   Largest Competitors: BB&T (27%), FCBC (26%)

City's Newest Location: Hurricane WV





Putnam Co. WV:
County Deposits: $761 MM
Branches: 18
Largest Competitors:
Putnam Co. Bank (50%)
BB&T (10%)

CityInsurance

- 2006 Revenues $2.3 million
- 2007 $4.1 million
- 2008 $4.2 million
- 2009 $5.6 million

Strategies:

- Added Workers Compensation Dept in 2006/7
- Added Personal Lines Department in 2006/7
- Opened Beckley WV Office in 2006/7
- Opened Martinsburg Office in 4th Q 2008
- Opened Ashland Office in 4th Q 2008
- Acquired Nitro-based Patton Ins. Agency in Dec 2008
- Added Medicus Representation in late 2008
- Acquired Teays Valley based Dickens & Clark in Apr 09
- Added Martinsburg Office in 2009

Recent Insurance Acquisitions



Patton Insurance

Dickens & Clark



Trust AUM: CAGR (04-09) 9.1%
Grew AUM in 2008/9 despite market by taking share



CHCO: Capital Flexibility

- Tangible Common Equity at 3/31/10: 9.81%

- No TARP!!!!

- Dividends
    - Increased 10% in April 2004 to $0.88
    - Increased 14% in April 2005 to $1.00
    - Increased 12% in April 2006 to $1.12
    - Increased 11% in April 2007 to $1.24
    - Increased 10% in April 2008 to $1.36
    - Dividend Yield of 3.90%
    - Dividend Payout Ratio of 51% (Analyst Est. EPS)

- Share Repurchases
    - Purchased 1,784,458 shares in 2007, 2008 and 2009 (10.2% of outstanding shares at 12/31/06);

    - Driven by CHCO's strong profitability, CHCO can achieve greater long-term share repurchase activity than peers.

Acquisitions:

$100MM to $500MM in assets

WV, SE Ohio, Eastern KY, I81 Corridor from VA thru MD, SW Pennsylvania, North Carolina


OH
KY
WV
Pomeroy
Pt. Pleasant
Ripley
Ironton
Greenup
Chesapeake
Ashland
Grayson
Huntington
Cross Lanes
Charleston
Montgomery
Paintsville
Beckley
Hinton
Lewisburg
Marlinton
Sutton
Clarksburg
Martinsburg
23
77
79
64
81

CHCO represents good value and stability

Pricing Metrics*:

- Price to Book: 179%
- Price to Tangible Book: 219%
- Price to 2010 Projected Earnings**   13.4x
- Dividend Yield   3.9%
- Div Payout Ratio (First Call)**   51%
- Tangible Capital/Tangible Assets   9.81%
- Institutional Ownership   62%

*   Based on Price of \$35.39 (4/20/10)

** Based on analyst estimate of \$2.65 (average of 7)